FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

              For the month of October 1, 2007 to October 31, 2007



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated: November 23, 2007




/s/ P M Smyth
.........................................
(Signed by)
 P M SMYTH
Chief Executive

               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


              For the month of October 1, 2007 to October 31, 2007


     705 Right to control Cameroon oilfield
     706 Increase stake in Angolan metal project
     707 Quest Energy Middle East Ltd
     708 Sept Quarterly report
     709 Longonjo Metals Project - Drilling program

                                                                        CityView
                                                             Corporation Limited





                                                    ASX:                    CVI
                                                    NASD OTCBB:            CTVWF
                                                    DAC:                    C4Z


--------------------------------------------------------------------------------
ASX / MEDIA RELEASE                                    October 3, 2007
--------------------------------------------------------------------------------

                           CITYVIEW ACQUIRES RIGHT TO
                            CONTROL CAMEROON OILFIELD

CityView has acquired the right to own 100% of Petro Energy Africa Limited. If exercised:

o CityView's holding in the North Matanda PH72 Oilfield in Cameroon will DOUBLE from 20% to 40%.


o CityView will gain OPERATIONAL CONTROL of North Matanda Oil Project through ownership of 57% in Turnberry Resources.


o Will enable CityView to enter other larger oilfields in Cameroon presently under negotiation.

CityView Corporation Limited (CityView) is pleased to announce that it has acquired the right to purchase 100% of Petro Energy Africa Limited (Petro Energy Africa) which is the beneficial owner of 57% of Turnberry Resources Inc.

CityView's share in the North Matanda PH72 oilfield will be effectively doubled under this agreement to a net 40% interest in the project and will inturn allow CityView to gain operational control of the North Matanda oil field via its controlling interest in Turnberry Resources.

Petro Energy Africa is also in advanced negotiations with the Cameroon Government for access to other certain key oilfields in the region. The parties aim to bring these negotiations to successful conclusion within the next month.

If CityView elects to proceed with the 100% acquisition it will pay US$4.5 million in cash and allot US$15 million worth of shares to the existing shareholders of Petro Energy Africa.

CityView CEO Mr Mark Smyth said the acquisition of Petro Energy Africa will open up new opportunities in Cameroon.

"Cameroon's stable business climate has already provided world class projects such as the Mbalam Iron Ore Project for Sundance Resources Limited," he said.

"Gaining operational control of North Matanda will allow us to better dictate both the schedule and strategic direction of the project to ensure maximum shareholder return. However, more importantly, CityView will gain access to a new host of exciting resource opportunities within Cameroon."

About the North Matanda Oil Project:

The North Matanda block (1187 km(2)) PH-72 (former OLHP-3) is situated in the northern region of the Douala/Kribi-Campo basin covering the upper half of the Wouri Estuary and surrounding onshore areas. The block is divided between part onshore and shallow offshore. Condensate was discovered in two wells drilled to a depth of 3,000 metres in the permit by Gulf Oil USA during the 1980's.

Condensate prices from this region historically trade at a premium of US$3 to the price of Brent crude oil. West African condensate prices currently exceed US$80 per barrel.

CityView's technical team are currently conducting a feasibility study on how best to achieve commercial production from North Matanda.

/s/ Mark Smyth
---------------------
Mark Smyth
Chief Executive Officer


Enquiries:        Mark Smyth        Chief Executive Officer
Contact:          Telephone         (61-8) 9226 4788
                  Facsimile:        (61-8) 9226 4799
                  Email:            info@cityviewcorp.com

                                                                        CityView
                                                             Corporation Limited



                                                    ASX:                    CVI
                                                    NASD OTCBB:           CTVWF
                                                    DAX:                    C4Z


--------------------------------------------------------------------------------
ASX / MEDIA RELEASE                                           October 9, 2007
--------------------------------------------------------------------------------


                   STAKE INCREASED IN ANGOLAN METALS PROJECTS


CityView Corporation Limited today has lifted its working stake in both the Longonjo Metals and Ucua Beryllium projects from 69% to 74%. The 74% working interest equates to a net project ownership interest of 51.8%.

In exchange for the increased stake, CityView has agreed with Petro African Energy plc to fund the next phase of the work program budgeted at US$200,000. CityView has management control of both projects.

Background:

The Longonjo Metals Project is situated in Huambo Province in central Angola. The licence covers an area of 3,764 square kilometres and contains two distinct prospects. They are the Longonjo Carbonatite (Rare-Earth, Phosphate and Niobium) and Catabola (Copper and Gold) Prospects.

The Ucua Beryllium Project is located 100 kilometres inland from the coastal capital Luanda. The licence covers an area of 1,358 square kilometres and hosts the Dande Pegmatite Complex, potentially an important source of Beryllium.


/s/ Mark Smyth
---------------------
Mark Smyth
Chief Executive Officer


Enquiries:        Mark Smyth        Chief Executive Officer
Contact:          Telephone         (61-8) 9226 4788
                  Facsimile:        (61-8) 9226 4799
                  Email:            info@cityviewcorp.com

                                                                        CityView
                                                             Corporation Limited



                                                    ASX:                    CVI
                                                    NASD OTCBB:           CTVWF
                                                    DAX:                    C4Z


--------------------------------------------------------------------------------
ASX / MEDIA RELEASE                                       October 17, 2007
--------------------------------------------------------------------------------

                        QUEST ENERGY MIDDLE EAST LIMITED

CityView Corporation Limited ("CityView") advises that Quest Energy Middle East Limited ("Quest") is being restructured to facilitate investment into it by Abu Dhabi institutions.

Under the proposal, CityView will sell its 8.3% equity in Quest for US$1,245,000. In turn CityView will pay US$405,000 to Mr Yousef Al Ansari for his 45% holding of European Oil Limited, a private UK company whose sole asset is a 6% equity in Quest.

CityView CEO, Mr Mark Smyth said: "The net result of this proposal is that CityView reduces its financial commitment whilst maintaining its close ties with Quest's powerful international network and connections to banks in Dubai and Abu Dhabi.

The Company's primary focus is on progressing development of its assets in Africa and securing the forthcoming deals currently under negotiation."


Mark Smyth
-----------------------
Mark Smyth
Chief Executive Officer

                                                                       City View
                                                             Corporation Limited

--------------------------------------------------------------------------------
                          REPORT FOR THE QUARTER ENDED
                                30 September 2007
                               SUMMARY FACT SHEET
--------------------------------------------------------------------------------
                                                       Company Details

Principal Place of Business        Level 9
                                   28 The Esplanade
and Registered Office:             Perth  Western Australian 6000
                                   Australia


Telephone:                         (618) 9226 4788
Fax:                               (618) 9226 4799
E-Mail:                            info@cityviewcorp.com
Internet:                          www.cityviewcorp.com

CEO                                P. M. Smyth
Directors:                         P. de Chazal
                                   N. Hoexter
                                   P. Smith
Company Secretary                  P. Williams

Advisory Board                     C.Maher
                                   B. de Boer
                                   D. Boote
                                   L.Wale

Auditor:                           BDO Kendalls

ASX Symbol:                        CVI
NASD Symbol:                       CTVWF
Frankfurt Symbol:                  C4Z
Australian Share Registry:         Computershare Investor Services Pty. Ltd.
US Share Registry:                 Computershare Trust Company Inc
--------------------------------------------------------------------------------

Market Capitalisation at 30 September 2007

Shares on Issue                      284,180,848
Options on issue                     17,598,000
Fully Diluted Capital                301,778,848
Market Value Fully Diluted           AUD$ 43,757,932 (US$ 38,723,845)

-------------------------------------------------------------------------------------------------------------------------------
Trading Volume
                                         AUS                               US                             TOTAL
  MONTH                                VOLUME                            VOLUME                          VOLUME
  -----                                ------                            ------                          ------
  July 2007                            84,870,775                      1,673,059                     86,543,834
  August 2007                         347,893,331                      2,516,735                    350,410,066
  September 2007                      135,970,731                      2,268,951                    138,239,682
  TOTAL                               568,734,837                      6,458,745                    575,193,582
-------------------------------------------------------------------------------------------------------------------------------

                                                                        CityView
                                                             Corporation Limited

Oil and Gas

Cameroon

During the Quarter CityView renegotiated its agreement on the North Matanda PH72 by acquiring the right to purchase 100% of Petro Energy Africa Limited which is the beneficial owner of 57% of Turnberry Resources Inc. This effectively doubles CityView's interest to a net 40% interest in the project and will in turn allow CityView to gain operational control of the North Matanda oilfield via its controlling interest in Turnberry Resources Inc.

The North Matanda block (1,187 km(2)) PH-72 (formerly OLHP-3) is situated in the northern region of the Douala/Kribi-Campo basin covering the upper half of the Wouri Estuary and surrounding onshore areas. The block is divided between part onshore and shallow offshore. Condensate was discovered in two wells drilled to a depth of 3,000 metres in the permit by Gulf Oil USA during the 1980's. CityView's technical team have been conducting a feasibility study on how best to achieve commercial production from the permit.

Angola

A study of the Kwanza Basin was undertaken during the Quarter and joint venture discussions continued.

Metals Project

Angola

CityView has increased is working interest in the Longonjo licence and the Ucua licence to 74%, equating to a net project ownership interest of 51.8%. The Longonjo licence covers an area of 3,764 square kilometres and contains two distinct projects: Longonjo Carbonatite (Rare-Earths, Phosphate and Niobium) and Catabola (Copper and Gold).

At Catabola CityView has conducted channel sampling of 4 adits, representing approximately 230 metres of continuous sampling. The sampling revealed an average of 84 metres at 0.81% copper in adit 2 within which exists a richer zone of 48.2 metres at 1.21% copper in one of the breccia zones. These assay results will be targeted during the current drilling programme of 3,000 metres core drilling.

Finance

Cash at Bank                                      $4,014,988
Expenditure for the Quarter                       $2,410,358


/s/ P M Smyth
------------------
P M Smyth
Chief Executive Officer
October 23, 2007

                                                                        CityView
                                                             Corporation Limited



                                                    ASX:                    CVI
                                                    NASD OTCBB:           CTVWF
                                                    DAX:                    C4Z


--------------------------------------------------------------------------------
ASX / MEDIA RELEASE                                October 24, 2007
--------------------------------------------------------------------------------

                   LONGONJO METALS PROJECT - DRILLING PROGRAM

CityView Corporation Limited is pleased to present the proposed drilling programme to test the main prospects currently being explored on the Longonjo Metals Project.

Approximately 2,200 metres will be drilled at the Company's Catabola Cu/Au prospect and 800 metres at the Carbonatite prospect using NQ (47.6mm) sized core drilling.

Please see attached report for more details.

Background:

The Longonjo Metals Project is situated in Huambo Province in central Angola (refer figure 1). The licence is very close to existing key infrastructure. Covering an area of 3,764 square kilometres, it contains two distinct prospects. They are the Longonjo Carbonatite (Rare-Earth, Phosphate and Niobium) and Catabola (Copper and Gold) Prospects.

The current equity partners and their holdings in the Longonjo Metals Project are:

CityView Corporation Ltd:        51.8% (Operator)     :    74% working interest
Petro African Energy plc:        18.2%                :    26% working interest
Angolan partners:                30.0%


/s/ Mark Smyth
-----------------------
Mark Smyth
Chief Executive Officer

  INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC")


              For the month of October 1, 2007 to October 31, 2007



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION